# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Penguin Solutions, Inc., CIK 0001616533
CUSIP: G8232Y101
Title of class of securities: Ordinary Shares, par value $0.03 per share
Address of issuer's principal executive offices: 45800 Northport Loop West, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 07/27/2026
Filed by CIK 0001015650
Persons authorized to receive notices and communications: Mr. Kyoungseop Lee, 65, Eulji-ro, Jung-gu, Seoul, Korea Republic Of (M5), 04539, 82-2-6100-3611

## Reporting persons
- SK Telecom Co., Ltd. (CIK 0001015650): type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC); sole voting power 6,096,103.9; shared voting power 0; sole dispositive power 6,096,103.9; shared dispositive power 0; aggregate amount beneficially owned 6,096,103 (10.3% of the class)
  Comment: The Convertible Preferred Shares of the Issuer (the Preferred Shares) are directly held by Astra AI Infra LLC, a special purpose vehicle established by SK Telecom Co., Ltd. to invest in the Issuer. SK Telecom Co., Ltd. may be deemed to have sole voting and dispositive power with respect to the Preferred Shares held by Astra AI Infra LLC.
  
  The number of Ordinary Shares into which the Preferred Shares may convert is calculated as of July 27, 2026, and is subject to adjustment, as described in the Certificate of Designation of the Preferred Shares, as amended or modified from time to time (the Certificate). The Preferred Shares are convertible into a number of the Issuer's Ordinary Shares to be determined at the time of conversion based on the Accumulated Stated Value (as defined in the Certificate) of the Preferred Shares, accumulated Compounded Dividends (as defined in the Certificate) and the Conversion Price (as defined in the Certificate). As of the date of issuance, the Accumulated Stated Value of the Preferred Shares was $200 million and the Conversion Price was $32.80784. The Accumulated Stated Value and the Conversion Price are subject to adjustment as described in Section 4 of the Certificate.
  
  The information set forth in Rows (7), (9), (11) and (13) is subject to the Investor Agreement described in Item 6 of this Schedule 13D.
- Astra AI Infra LLC (CIK 0002048719): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,096,103.9; shared voting power 0; sole dispositive power 6,096,103.9; shared dispositive power 0; aggregate amount beneficially owned 6,096,103 (10.3% of the class)
  Comment: The number of Ordinary Shares into which the Preferred Shares may convert is calculated as of July 27, 2026, and is subject to adjustment, as described in the Certificate. The Preferred Shares are convertible into a number of the Issuer's Ordinary Shares to be determined at the time of conversion based on the Accumulated Stated Value (as defined in the Certificate) of the Preferred Shares, accumulated Compounded Dividends (as defined in the Certificate) and the Conversion Price (as defined in the Certificate). As of the date of issuance, the Accumulated Stated Value of the Preferred Shares was $200 million and the Conversion Price was $32.80784. The Accumulated Stated Value and the Conversion Price are subject to adjustment as described in Section 4 of the Certificate.
  
  The information set forth in Rows (7), (9), (11) and (13) is subject to the Investor Agreement described in Item 6 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.03 per share
Name of issuer: Penguin Solutions, Inc.
Address of issuer's principal executive offices: 45800 Northport Loop West, Fremont, California (CA), 94538
Comment: This Amendment No. 1 to Schedule 13D (this "Schedule 13D/A") amends and supplements the Schedule 13D originally filed on December 20, 2024 (the "Original Schedule 13D") and relates to the Ordinary Shares, $0.03 par value per share (the "Ordinary Shares") of Penguin Solutions, Inc. (the "Issuer"), which are issuable upon conversion of the Issuer's Convertible Preferred Shares, par value $0.03 per share (the "Preferred Shares").

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Original Schedule 13D is hereby amended and supplemented by the information contained in Item 6 of this Amendment No. 1, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows: On July 27, 2026, Astra entered into a Stock Transfer Agreement with SHIFTIX1 LLC ("Purchaser"), pursuant to which Astra has agreed to sell, assign and transfer all 200,000 Preferred Shares to SHIFTIX1 for an aggregate Purchase Price of $380,296,000, subject to the terms and conditions set forth in such Stock Transfer Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows.

Stock Transfer Agreement. On July 27, 2026, Astra entered into a Stock Transfer Agreement with Purchaser, a Delaware limited liability company and wholly owned subsidiary of SK hynix Inc., pursuant to which Astra has agreed to sell, assign and transfer to Purchaser all of its right, title and interest in the 200,000 Preferred Shares subject to the terms and conditions thereof. The closing of the transactions contemplated by the Stock Transfer Agreement is subject to the satisfaction or waiver of customary conditions to closing, including regulatory approvals. At the closing, Astra will assign to Purchaser all of Astra's rights and obligations under the Investor Agreement with respect to the Preferred Shares, including Astra's board nomination rights, pro rata rights, consent rights and registration rights thereunder.

The foregoing descriptions of the Stock Transfer Agreement and the Investor Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements. A copy of the Stock Transfer Agreement is attached as Exhibit B hereto, and a copy of the Investor Agreement is filed as an exhibit to the Original 13D, each of which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A - Joint Filing Statement (filed as Exhibit A to the Original 13D and incorporated herein in its entirety by reference).

Exhibit B Stock Transfer Agreement, dated as of July 27, 2026, by and between Astra AI Infra LLC and SHIFTIX1 LLC.

## Signatures
- SK Telecom Co., Ltd.: /s/ Jong Suk Park, Jong Suk Park/CFO (07/27/2026)
- Astra AI Infra LLC: /s/ Jae Shin Lee, Jae Shin Lee/CEO (07/27/2026)